Exhibit 99.1

IsoTis Receives Key US Patent for Accell(R) Technology

IRVINE, CA, USA, LAUSANNE, Switzerland – November 29, 2006 – IsoTis S.A. (SWX/Euronext: ISON) (TSX: ISO), the orthobiologics company, today announced that the U.S. Patent and Trademark Office (U.S. PTO) has awarded US patent no 7,132,110 covering IsoTis’ groundbreaking Accell technology.

The Accell(R) natural human BMP (bone morphogenetic protein) technology forms the basis of IsoTis’ Accell bone graft substitute product platform, which has fuelled the company’s double digit revenue growth for eight consecutive quarters. IsoTis’ current flagship products, Accell Plus(TM), Accell Putty(TM) and Accell TBM(TM) were launched between 2002 and 2004 (originally under the brand names Accell Connexus, Accell DBM 100, and Accell Total Bone Matrix). The Accell products now represent two thirds of IsoTis’ US sales, and around half of its global sales. IsoTis reported total revenues of $ 30.8 million for the first 9 months of 2006.

Pieter Wolters, President and CEO of IsoTis said, “We are very pleased with this key Accell patent, which asserts our innovation leadership in the rapidly growing orthobiology market. We believe the current Accell products already give IsoTis a competitive advantage in the orthobiology segment of the orthopedic market. We expect our next generation Accell products to contain an even higher concentration of natural human BMPs and to have even better handling characteristics. Once we have secured regulatory clearance for our next generation Accell products, we intend to demonstrate their clinical efficacy in randomized prospective clinical trials that will be initiated in the first half of 2007.”

IsoTis has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network and an expanding international presence. IsoTis’ main commercial operations are based in Irvine, California, and its international sales headquarters are based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer, inability to list the IsoTis Inc. shares on NASDAQ in a timely manner, if at all, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (a.o. EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet, conditions imposed for required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).